UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

2010 CALENDAR OF CORPORATE EVENTS

Company Name	Banco Santander (Brasil) S.A.
Central Office Address	Avenida Presidente Juscelino Kubitschek nº 2041 and 2235 – Bloco A, Vila Olímpia – CEP 04543-011 – São Paulo/SP
Internet Site	www.santander.com.br
Investors Relations Officer	Name: Carlos Alberto López Galán
E-mail: ri@santander.com.br
Telephone(s): +55 (11) 3553-3300
Responsible for Investor Relations Area	Name: Luiz Felipe Taunay Ferreira
E-mail: ri@santander.com.br
Telephone(s): +55 (11) 3553-3300
Publications (and locality) in which its corporate documents are published	Diário Oficial do Estado de São Paulo e Valor Econômico (São Paulo-SP)
The Company is subject to the arbitration of the Market Arbitration Chamber pursuant to the arbitration clause in the Company’s Bylaws

Annual and Consolidated Financial Statements, as of 12/31/2009

EVENT	DATE
Accessible to Stockholders and Submission to BM&F Bovespa, CVM and SEC.	02/04/2010
Publication	02/05/2010

Annual Financial Statements or Consolidated Financial Statements according to international accounting standards, as of 12/31/2009

EVENT	DATE
Submission to BM&F Bovespa, CVM and SEC	03/26/2010

Standardized Financial Statements (DFP), as of 12/31/2009

EVENT	DATE
Submission to BM&F Bovespa and CVM	02/04/2010

Cash proceeds in the allocation of the result for fiscal year ended 12/31/2009(*)
Proceed	Event Base-Date	Amount (R$ Million)	Value in R$/1,000 Shares			Pay Day
			ON	PN	UNIT
Interest on Equity	04/28/2009	340,000,000	Gross R$ 0.9974234393	Gross R$1.0971657832		02/22/2010
Interest on Equity	06/30/2009	285,000,000	Gross R$0.8360755300	Gross R$ 0.9196830830		02/22/2010
Interest on Equity	12/23/2009	200,000,000	Gross R$ 0.4788534080	Gross R$ 0.5267387488	Gross R$52.6738748800	02/22/2010
Interim Dividends	12/23/2009	327,400,000	R$ 0.7838830289	R$ 0.8622713318	R$ 86.2271331795	02/22/2010
Interim Dividends	12/23/2009	422,600,000	R$ 1.0118172511	R$ 1.1129989763	R$ 111.2998976255	02/22/2010

(*) the above proceeds will be ratified at the 2010 Ordinary Shareholders’ Meeting.

Cash proceeds in the allocation of the result for fiscal year ended 12/31/2010
Proceed	Event Base-Date	Amount (R$ Million)	Value in R$/1,000 Shares			Pay Day
			ON	PN	UNIT
Interest on Equity	03/22/2010	400,000,000	Gross R$ 0.957706816	Gross R$1.053477498	Gross R$105.34774978	To be defined

Reference Form as of 12/31/2010

EVENT	DATE
Submission to BM&F Bovespa and CVM	06/30/2010

Annual Information – 20F, as of 12/31/2009

EVENT	DATE
Submission to SEC, CVM, NYSE and BM&F Bovespa.	06/30/2010

Quarterly Financial Statements - ITR (BR GAAP)

EVENT	DATE
Submission to BM&F Bovespa and CVM
- Referring to 1st quarter	04/29/2010
- Referring to 2nd quarter	07/29/2010
- Referring to 3rd quarter	10/28/2010

Quarterly Financial Statements in English (BR GAAP)

EVENT	DATE
Submission to SEC, NYSE and accessible to stockholders
- Referring to 1st quarter	04/29/2010
- Referring to 2nd quarter	07/29/2010
- Referring to 3rd quarter	10/28/2010

Quarterly Interim Financial Statements (IFRS)

EVENT	DATE
Submission to BM&F Bovespa and CVM
- Referring to 1st quarter	04/29/2010
- Referring to 2nd quarter	07/29/2010
- Referring to 3rd quarter	10/28/2010

Quarterly Interim Financial Statements in English (IFRS)

EVENT	DATE
Submission to SEC, NYSE and accessible to stockholders
- Referring to 1st quarter	04/29/2010
- Referring to 2nd quarter	07/29/2010
- Referring to 3rd quarter	10/28/2010

Extraordinary Shareholders’ Meeting

EVENT	DATE
Publication of the Call Notice	DOESP – December 30 and 31,2009 and January 05, 2010 Valor Econômico - December 30,2009 and January 04 and 05, 2010
Submission of the Call Notice to BM&F Bovespa, CVM, SEC and accessible to stockholders accompanied by the Administrative Proposal, when available	12/29/2009
Extraordinary Shareholders’ Meeting	02/03/2010
Submission of the Minutes of the Extraordinary Shareholders’ Meeting to BM&F Bovespa, CVM, SEC and accessible to stockholders	02/03/2010

Extraordinary General Shareholders’ Meeting

EVENT	DATE
Publication of the Call Notice	DOESP – March 26, 27 and 30, 2010 Valor Econômico - March 26, 27, 28, 29 and 30, 2010
Submission of the Call Notice to BM&F Bovespa, CVM, SEC and accessible to stockholders accompanied by the Administrative Proposal, when available	03/25/2010
Extraordinary General Shareholders’ Meeting	04/27/2010
Submission of the Minutes of the Extraordinary General Shareholders’ Meeting to BM&F Bovespa, CVM, SEC and accessible to stockholders	04/27/2010

Extraordinary General Shareholders’ Meeting

EVENT	DATE
Publication of the Call Notice	DOESP – May 06, 07 and 08, 2010 Valor Econômico - May 06, 07 and 10, 2010
Submission of the Call Notice to BM&F Bovespa, CVM, SEC and accessible to stockholders accompanied by the Administrative Proposal, when available	05/05/2010
Extraordinary General Shareholders’ Meeting	05/21/2010
Submission of the Minutes of the Extraordinary General Shareholders’ Meeting to BM&F Bovespa, CVM, SEC and accessible to stockholders	05/21/2010

Annual Shareholders’ Meeting

EVENT	DATE
Publication of the Call Notice	DOESP – March 26, 27 and 30, 2010 Valor Econômico - March 26, 27, 28, 29 and 30, 2010
Submission of the Call Notice to BM&F Bovespa, CVM, SEC and accessible to stockholders accompanied by the Administrative Proposal, when available	03/25/2010
Annual Shareholders’ Meeting	04/27/2010
Submission of the Minutes of the Annual Shareholders’ Meeting to BM&F Bovespa, CVM, SEC and accessible to stockholders	04/27/2010

Board of Directors’ Meeting

EVENT	DATE
To approve the Annual Financial Statement, as of 12/31/2009	02/02/2010
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	02/02/2010
EVENT	DATE

(a) To approve the declaration of interest on equity totaling R$ 400,000,000.00; (b) To approve the creation of an Appointments and Compensation Committee; (c) To approve the discharge of the Company’s Executive Officers; (d) To acknowledge the half-yearly report on the activities of the Ombudsman as of December 12, 2009, and the contents of the Letter DESUP/GTSP1/COSUP-02-2010/0126 of March 10, 2010.

03/22/2010 04:00 p.m. (Brasília Time)
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	03/22/2010
EVENT	DATE

(a) To approve the proposed capital increase in order to comply with Resolution 3,605/08 of the National Monetary Council, in the amount of R$ 22,130,211.93, without the issue of new shares, through the capitalization of the capital reserves; (b) To approve the amendment to the Company’s Bylaws; and (c) To approve the election of the sitting members and a new member of the Company’s Audit Committee, fix their compensation and approve the proposed compensation of the Company's management for 2010.

03/22/2010 05:00 p.m. (Brasília Time)
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	03/22/2010
EVENT	DATE

Approve the election of the members of the Board of Executive Officers for a new term of office entering in force until the investiture of the elected persons at the first Meeting of the Board of Directors being held after the 2011 Ordinary Shareholders Meeting..

04/28/2010 - 10.00 a.m (Brasilia Time)
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	04/28/2010 –
EVENT	DATE

Approve the election of sixteen (16) new members to compose the Company’s Board of Executive Officers, with term of office entering in force until the investiture of the elected persons at the first Meeting of the Board of Directors being held after the 2011 Ordinary Shareholders Meeting.

04/28/2010 - 10.15 a.m (Brasilia Time)
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	04/28/2010
EVENT	DATE

(a) Ratify the exoneration of Company’s Officers; (b) approve the Company’s Financial Statements regarding the 1st quarter of 2010; (c) approve the institutional policy, processes, procedures, and systems required to the actual implementation of the credit risk management structure, as set forth by Resolution # 3721, dated 04.30.2009, of the Brazilian National Monetary Council; (d) approve the proposal for amendment to article 31, item III, of the Company’s Bylaws, aiming at complying with the provisions of article 2, item III, of Resolution # 3849, dated 03.25.2010, of the Brazilian National Monetary Council; (e) approve proposal for changing the payment date for dividends and interest on equity regarding the year of 2010; and (f) take knowledge of the Company’s Annual Report regarding the year of 2009.

04/28/2010 - 10.30 a.m (Brasilia Time)
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	04/28/2010
EVENT	DATE
Board of Directors’ Meeting	06/30/2010
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	06/30/2010
EVENT	DATE
Board of Directors’ Meeting	07/27/2010
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	07/27/2010
EVENT	DATE
Board of Directors’ Meeting	09/22/2010
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	09/22/2010
EVENT	DATE
Board of Directors’ Meeting	10/27/2010
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	10/27/2010
EVENT	DATE
Board of Directors’ Meeting	12/22/2010
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	12/22/2010

Quiet Period
EVENT	DATE
- Referring to 4th quarter of 2009	From 01/20/2010 to 02/03/2010
- Referring to 1st quarter of 2010	From 04/14/2010 to 04/28/2010
- Referring to 2nd quarter of 2010	From 07/14/2010 to 07/28/2010
- Referring to 3rd quarter of 2010	From 10/13/2010 to 10/27/2010

Earnings Release

EVENT	DATE
- Referring to 4th quarter of 2009	02/04/2010
- Referring to 1st quarter of 2010	04/29/2010
- Referring to 2nd quarter of 2010	07/29/2010
- Referring to 3rd quarter of 2010	10/28/2010

Conference Call and Webcast (in English and Portuguese)

EVENT	DATE
- Referring to 4th quarter of 2009	02/04/2010
- Referring to 1st quarter of 2010	04/29/2010
- Referring to 2nd quarter of 2010	07/29/2010
- Referring to 3rd quarter of 2010	10/28/2010

Public Meeting with Analysts and Shareholders

EVENT	DATE
Public Meeting with Analysts and Shareholders	03/05/2010 – São Paulo (Brazil) Hotel Renaissance Alameda Santos, 2233 Time: 8:30 a.m. (Brazilian Time)
03/08/2010 – Rio de Janeiro (Brazil) Hotel Sofitel Avenida Atlântica, 4240 – Copacabana 8:30 a.m. (Brazilian Time)
08/19/2010 – São Paulo (Brazil)
08/20/2010 – Minas Gerais (Brazil)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 06, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer